SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9C

Rule 14d-101

SOLICITATION/RECOMMENDATION STATEMENT

Under Section 14(d)(4)

of the Securities Exchange Act of 1934

MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC.

(Name of Subject Company)

MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

579793100

(CUSIP Number of Class of Securities)

William T. Freeman

Chief Executive Officer

1414 NW Northrup Street, Suite 700

Portland, Oregon 97209

(503) 226-3440

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Marcus J. Williams, Esq. David R. Wilson, Esq. Davis Wright Tremaine LLP 1201 Third Avenue Suite 2200 Seattle, Washington 98101 (206) 622-3150	Joshua Zachariah, Esq. Thomas W. Christopher, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

FOR IMMEDIATE RELEASE

Contacts

Investor Relations:

Amy Bilbija

(212) 929-5802

MacKenzie Partners, Inc.

Media Contact:

Matthew Sherman / Nicole Greenbaum

(212) 355-4449

Joele Frank, Wilkinson Brimmer Katcher

McCormick & Schmick’s Seafood Restaurants, Inc. To Be Acquired By Landry’s

For $8.75 Per Share In Cash

PORTLAND, Oregon – November 8, 2011 – McCormick & Schmick’s Seafood Restaurants, Inc. (Nasdaq: MSSR) today announced that it has signed a definitive agreement with Landry’s, Inc. whereby Landry’s MSA Co., Inc., a subsidiary of Landry’s, will acquire all of the outstanding shares of McCormick & Schmick’s for $8.75 per share in cash, for a total equity value of approximately $131.6 million. Landry’s will finance the transaction through a combination of cash and debt, for which it has arranged financing, and expects to close the transaction in late December 2011 or early January 2012.

Under the terms of the agreement, which has been unanimously approved by the McCormick & Schmick’s Board of Directors, Landry’s will commence a tender offer no later than 10 business days from the date hereof for all outstanding common stock of McCormick & Schmick’s for $8.75 in cash. The consideration represents a premium of approximately 29% to McCormick & Schmick’s closing stock price on Monday, November 7, 2011, and a premium of approximately 31% to the average 90 day trading price of $6.69.

“After a broad and comprehensive evaluation of strategic alternatives, the McCormick & Schmick’s Board of Directors concluded that the sale of the Company to Landry’s will provide substantial and immediate cash value for our stockholders,” said Douglas Schmick, Chairman of the Board of Directors. “I’d like to thank the Board and management team for their contributions during the review over the past several months, and our talented employees for their hard work and dedication to serving our customers. We continue to believe that McCormick & Schmick’s has a bright future and that its seafood restaurants will thrive as a strong member of Landry’s family of restaurants. Our current emphasis on facility upgrades, concept evolution and a renewed commitment to local products, marketing and culture will remain a corporate focus.”

The closing of the tender offer is subject to certain conditions, including the tender of a number of McCormick & Schmick’s shares that, together with shares owned by Landry’s, represents at least a majority of the total number of McCormick & Schmick’s outstanding shares, the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other customary conditions.

Upon the completion of the tender offer, Landry’s will acquire all remaining shares of McCormick & Schmick’s through a second-step merger.

Piper Jaffray & Co. is serving as financial advisor to McCormick & Schmick’s, and Davis Wright Tremaine LLP, Kirkland & Ellis LLP and Morris, Nichols, Arsht & Tunnell LLP are serving as its legal counsel.

About McCormick & Schmick’s Seafood Restaurants

McCormick & Schmick’s Seafood Restaurants focus on serving a broad selection of fresh seafood with a menu printed twice daily and featuring the signature “Fresh List” of 20 different varieties of fresh seafood, in addition to aged steaks, poultry, entrée salads and pasta. Each restaurant’s chef contributes to the menu’s unique and imaginative appeal by creating dishes tailored to regional tastes and their own talents. McCormick & Schmick’s offers an inviting atmosphere and a high quality, diverse menu for everyone from casual diners, families and tourists to business travelers and special occasion diners. Learn more at http://www.mccormickandschmicks.com. Find McCormick & Schmick’s on Facebook at http://www.Facebook.com/McCormickandSchmicks or follow them on Twitter at http://www.Twitter.com/McandSchmicks.

Additional Information

The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of McCormick & Schmick’s Seafood Restaurants, Inc. or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”). The offer to purchase shares of the Company’s common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Landry’s, Inc. and Landry’s MSA Co., Inc., and the solicitation/recommendation statement will be filed with the SEC by the Company. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to MacKenzie Partners, Inc. at (212) 929-5500 or toll-free at (800) 322-2885.

Forward Looking Statement

This press release contains forward-looking statements relating to the potential acquisition of McCormick & Schmick’s Seafood Restaurants, Inc. by Landry’s, Inc., including the expected date of closing of the acquisition and the potential benefits of the transaction. These are forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. The actual results of the transaction could vary materially as a result of a number of factors, including: uncertainties as to how many of the Company’s stockholders will tender their stock in the offer; the possibility that competing offers will be made; and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause actual results to differ materially include those set forth in the reports that we file from time to time with the Securities and Exchange Commission, including our annual report on Form 10-K for the fiscal year ended December 29, 2010 and quarterly and current reports on Form 10-Q and 8-K. These forward-looking statements reflect the Company’s expectations as of the date of this press release. The Company undertakes no obligation to update the information provided herein.

###

November 8, 2011

Dear McCormick & Schmick’s Team:

By now many of you may have already seen the press release announcing that the Company’s Board of Directors has approved an agreement for the Company to be acquired by Landry’s Restaurants, Inc.

It was my intent to have our communication to our employees precede the public announcement, but given the timing of the events over the past few days, it was not possible for this to happen.

It is important for me to provide every employee some general information about the transaction. By being sold to Landry’s, McCormick & Schmick’s will once again become a privately held company. For those of you who aren’t familiar with them, Landry’s is a national, diversified restaurant, hospitality and entertainment company operating principally under the names of Landry’s Seafood House, Rainforest Café, The Chart House, Bubba Gump Shrimp Co., Claim Jumper, Saltgrass Steak House, and Oceanaire, as well as a fine dining signature group of restaurants including Vic & Anthony’s, Grotto, Willie G’s and others. We anticipate this sale transaction will close late in December 2011 or early in January 2012.

We understand that today’s announcement may lead to questions about what this means to you personally. We are committed to keeping you informed during the transition as more information and details become available.

In addition, this announcement may prompt inquiries from the media or other external parties. As a reminder, we ask that you direct all inquires to Tori Harms, Director of Communications at our Portland office, office number 503-226-3440 or tharms@msmg.com.

McCormick & Schmick’s has great restaurants and a loyal customer following, and we owe much of our success to your continued dedication and commitment. We have all spent significant efforts this last year to move our company in a positive direction, including our focus on facility upgrades, concept evolution and a renewed commitment to local products, marketing and culture. It is important that we maintain this positive momentum to ensure future success. We appreciate all that you do for McCormick & Schmick’s every day, and ask that you continue to stay focused on our guests’ experience.

Sincerely,

BILL FREEMAN

Chief Executive Officer

McCormick & Schmick’s Seafood Restaurants

1414 NW Northrup Street, Suite 700 | Portland, OR 97209

Direct Line: 503-226-3440 | Fax: 503-220-1841

E-mail: bfreeman@msmg.com

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Solicitation/Recommendation Statement is true, complete and correct.

MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC.

/S/ WILLIAM T. FREEMAN
Name: William T. Freeman
Title: Chief Executive Officer

Dated: November 8, 2011